Exhibit 99.2

News release…

Date: 29 October 2004
Ref: PR389g

Rio Tinto and Japanese partners sign historic
iron ore agreements

Rio Tinto and its Japanese partners in the Robe River Joint Venture (Robe) yesterday signed agreements formalising closer cooperation between Hamersley Iron and Robe, and the iron ore and technical exchange initiatives announced on 7 April 2004.

Chris Renwick, chief executive Rio Tinto Iron Ore, said, “The signing of the Pilbara Iron agreements marks a milestone in the way we mine, transport and export iron ore, through the creation of a new organisation that maximises the strengths of both Hamersley and Robe. The agreements will not only benefit the operations, but also further strengthen the relationship with our Japanese partners in the Robe River Joint Venture.”

The agreements cover:

•	The formation and operation of Pilbara Iron, which includes common usage of port, rail and power infrastructure, and the provision of corporate and site services to Hamersley Iron and Robe, in the Pilbara region of Western Australia;

•	A long term sales contract for the supply of 150 million tonnes of Yandi iron ore to Nippon Steel over a period of about 20 years;

•	The sale of 47 per cent of the Beasley River iron ore deposit to the Japanese participants in the Robe River Joint Venture; and

•	The progression of a number of technical exchange initiatives including logistics initiatives for the delivery of iron ore and coal, and the optimisation of raw material use in the context of steel industry requirements.

Under formal agreements signed in July this year, Nippon Steel has purchased an eight per cent interest in the Hail Creek Joint Venture, with the original participants, Marubeni Coal and Sumisho Coal Development, increasing their combined share by two per cent.

Rio Tinto will receive around $150 million for the sale of the eight and two per cent interests in the Hail Creek Joint Venture and 47 per cent of the Beasley River iron ore deposit.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

In July the joint venture participants committed $120 million to expanding the capacity of the Hail Creek operation to eight million tonnes per annum. This expansion is largely underpinned by a long term sales agreement entered into by Nippon Steel to purchase 30 million tonnes of coking coal over a period of 15 years. Work on the expansion began in August this year and is expected to be completed by 2006.

The Pilbara Iron and Beasley River agreements are subject to approvals currently being sought from the Western Australian Government.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com